Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE June 26, 2007

Seabridge Gold Reports Insider Share Sales

Toronto, Canada … Seabridge Gold announced today it has been informed by Friedberg Mercantile Group Ltd. (“FMGL”) that two investments funds managed by FMGL have sold 162,000 common shares of Seabridge in order to meet their investment guidelines.

The investment funds were required to sell because a rising share price had taken the value of their investment in shares of Seabridge above the limits set for investments in securities of any one issuer. These investment funds continue to own an aggregate of 286,800 common shares of Seabridge. Because the investment funds are managed by FMGL, their shares of Seabridge are reported as part of the position controlled by Albert D. Friedberg. Pan Atlantic Bank and Trust Limited owns 6,291,152 common shares, FCMI Financial Corporation (the shareholder of Pan Atlantic) owns 50,000 shares of Seabridge and Albert D. Friedberg owns personally 43,400 common shares of Seabridge.  Albert D. Friedberg, together with members of his immediate family, are controlling shareholders of Pan Atlantic and hold a 50% ownership interest in FMGL.  Mr. Friedberg is also FMGL's investment strategist.

“The sale of shares by these funds in no way affects the Seabridge position held by Pan Atlantic or myself. Pan Atlantic has steadily increased its interest in Seabridge over the years and may, subject to market conditions, acquire additional shares for investment purposes,” said Mr. Friedberg.

Seabridge also reports that its Chairman and President have together sold a total of 159,500 common shares of Seabridge to fund the tax liabilities associated with their exercise of a total of 500,000 stock options which were due to expire in July and August of this year. Seabridge’s shareholder-approved option plan limits the term of options to no more than five years although securities regulations permit a term of up to 10 years. Under Canadian tax law, the exercise of options automatically triggers a tax liability as if the shares had been sold.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E3, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

                    ON BEHALF OF THE BOARD
                    "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.